SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated October 25, 2007 announcing third quarter 2007 financial results.

press release

Paris, 25 October 2007

third quarter 2007 financial results: significantly higher than for third quarter 2006. Upward revision of 2007 objectives for margin and cash flow

•	3rd quarter 2007 revenues rose 3.5% year-on-year on a comparable basis due to brisk business in all of the Group’s operations

•	gross operating margin (GOM) up 5.1% in the 3rd quarter of 2007, for a GOM rate of 37.7%, up 0.6 points from the 3rd quarter of 2006 on a comparable basis

•	operational performance for the full year 2007 is expected to be in line with the results for the first nine months

•	the objective for 2007 organic cash flow generation is raised from €6.8 billion to €7.5 billion thanks to the stabilization of the GOM rate

Key figures*

	Q3 2006	Q3 2007	Change		Change		9 months 2006	9 months 2007	Change	Change
In billions of euros	historical basis		historical basis		comparable basis		historical basis		historical basis	comparable basis
Consolidated revenues of which:	13.070	13.508	3.3%		3.5%		38.441	39.420	2.5%	2.5%
Personal Communication Services	7.146	7.546	5.6%		6.0%		20.575	21.653	5.2%	5.1%
Home Communication Services	5.620	5.672	0.9%		0.2%		16.747	16.840	0.6%	-0.3%
Enterprise Communication Services	1.852	1.914	3.3%		2.3%		5.673	5.714	0.7%	0.0%
Inter-segment eliminations	-1.548	-1.624	5.0%		1.4%		-4.553	4.786	5.1%	1.4%

Gross operating Margin	4.884	5.094	4.3%		5.1%		14.141	14.510	2.6%	3.0%
GOM/Revenue	37.4%	37.7%	0.3	pt	0.6	pt	36.8%	36.8%	—	0.2	pt

CAPEX	1.520	1.434	-5.7%		-6.2%		4.567	4.401	-3.6%	-4.0%
Capex/Revenue	11.6%	10.6%	-1.0	pt	-1.1	pt	11.9%	11.2%	-0.7pt	-0.7	pt

*	Quarterly financial data and comparable basis data provided in this press release are unaudited.

Commenting on the third quarter results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “The revenues announced today are an indication of the Group’s very good performance and reflect the dynamism of all of its businesses in nearly all its markets. In particular, I would like to emphasize the performance in the United Kingdom and in Spain, which saw significant revenue growth as a direct result of new customer additions. Business in France also performed well thanks especially to an excellent summer season and the continued development of broadband, both in the residential market as well as in mobile. As for the enterprise segment, it grew 2.3% in a market undergoing significant change. In addition, I would like to highlight that our results are due also to our continued cost optimisation, all the while pursuing our policy of investing in the business. The excellent performance for the first nine months both in terms of revenues and gross operating margin should be reflected in the full year results. Given this, we have revised upwards our objective for organic cash flow generation, from €6.8 billion to €7.5 billion.”

comments on key Group figures

revenues

France Telecom Group’s consolidated revenues rose to €39.420 billion for the first nine months of 2007, up 2.5% on an historical and on a comparable basis.

Third quarter revenues stood at €13.508 billion, up 3.3% year-on-year on an historical basis.

On a comparable basis, third quarter revenues were up 3.5%, higher than growth in the second quarter (2.1%) and the first quarter (1.8%). The increased revenue growth in the third quarter was primarily due to improved business in mature Western European markets1 in which revenues rose 1.9% in the third quarter, following a 0.4% increase in the second quarter and a 0.1% decrease in the first quarter. At the same time, business continued to grow rapidly in markets with high-growth potential at a pace similar to that in the previous two quarters, with revenues up 14.7% in the third quarter.

Overall, the three business segments saw improvements in the third quarter of 2007:

-	Personal Communication Services were very dynamic, with a larger number of new customers acquired in the third quarter and faster growth in data services driven by the growth of non-messaging data services. On a comparable basis, revenues from Personal Communication Services rose 6.0% in the third quarter of 2007 and 5.1% in the first nine months.

-

Home Communication Services benefited from stronger revenue growth in Carrier Services in France, reflecting faster growth in total unbundling and naked ADSL[1], while revenue from Consumer Services (broadband ADSL and traditional fixed telephony) was generally stable. On a comparable basis, revenues from Home Communication Services rose 0.2% in the third quarter of 2007 and 0.3% in the first nine months.

-

In Enterprise Communication Services, third quarter revenues were significantly higher than that of recent quarters due to stronger ICT[1] services sales and a significantly slower decline in revenues from fixed telephony and traditional data services. On a comparable basis, revenues from Enterprise Communication Services rose 2.3% in the third quarter of 2007 and were stable in the first nine months.

gross operating margin

The gross operating margin (GOM) for the first nine months of 2007 was € 14.510 billion, up 2.6% on an historical basis and up 3.0% on a comparable basis compared with the first nine months of 2006. The GOM rate (gross operating margin as a percentage of revenues) for the nine-month period was 36.8%, the same as for the first nine months of 2006 on an historical basis. The GOM rate was up 0.2 points on a comparable basis, supporting France Telecom’s new stated objective of a “stabilization of the GOM rate in 2007 compared to 2006.”

Gross operating margin for the third quarter of 2007 was €5.094 billion, up 4.3% versus the third quarter of 2006 on an historical basis and up 5.1% on a comparable basis. The GOM rate for the third quarter of 2007 was 37.7%, a 0.6-point improvement compared to the third quarter of 2006 on a comparable basis and a 0.3-point improvement on an historical basis.

[1]	See glossary.

In accordance with the objective announced for 2007, commercial expenses remained under control, with a ratio of commercial expenses to revenues of 15.0% in the third quarter of 2007, the same as for the third quarter of 2006 (both on an historical and comparable basis).

The ratio of service fees and inter-operator costs to revenues, at 15.2%, improved by 0.5 points in the third quarter of 2007, compared with 15.7% in the third quarter of 2006 (both on an historical and comparable basis).

Labour expenses represented 15.2 % of revenues in the third quarter of 2007, down 0.5 points compared to the third quarter of 2006 on a comparable basis (down 0.3 points on an historical basis). The number of employees declined from 195,920 at 30 September 2006 to 189,276 at 30 September 2007, a 3.4% decrease on a comparable basis (2.6% decrease on an historical basis).

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets (CAPEX) for the first nine months stood at €4.401 billion, down 3.6% on an historical basis and down 4.0% on a comparable basis. The decrease in investment in mature countries, particularly France, the United Kingdom and Spain, was partially offset by the growth in investment in countries with high growth potential, in particular Egypt, Senegal, Romania and Slovakia.

The CAPEX rate for the first nine months of 2007 represented 11.2% of revenues, down 0.7 points compared to the first nine months of 2006 (on both an historical and a comparable basis).

Capital expenditure came to €1.434 billion in the third quarter of 2007, down 5.7% on an historical basis and down 6.2% on a comparable basis. The CAPEX rate for the quarter came to 10.6% of revenues, compared to 11.7% in the third quarter of 2006 on a comparable basis.

The decrease in CAPEX as a percent of revenues between 2006 and 2007 is due to the different timing of investments in those years. Increased CAPEX in the fourth quarter of 2007 should offset the gap recognized in the third quarter. Total CAPEX for 2007 is expected to represent approximately 13.0% of revenues, as previously announced.

outlook for 2007

Performance trends for the full year 2007 should be similar to those of the first nine months.

It is anticipated that:

-	the effect of roaming regulations in Europe will come fully into play in the fourth quarter;

-	increased competitive pressures expected in Western Europe could impact the Group’s acquisition and retention expenses;

-	unlimited service offerings in mobile services (for voice and SMS) are expected to increase, both inside and outside the Orange network, in most mature countries.

Conversely:

-	in France, the brisk level of business is expected to continue;

-	business growth is expected to improve in the United Kingdom and Spain;

-	in emerging markets, strong growth in mobile services is expected to moderate slightly due to increased competitive pressures and to today’s higher penetration rates;

-	Enterprise Communication Services performance will be muted by comparison to the strong base in 2006 and seasonality in the 4th quarter;

-	cost reduction and optimization programmes will continue.

All of these factors lead the Group to revise upwards its 2007 objectives:

è	the Group’s organic cash flow is expected to reach €7.5 billion for 2007 rather than the initially projected €6.8 billion

è	the gross operating margin rate should stabilize for the year as a whole

è	the CAPEX rate objective remains unchanged at around 13% of revenues

The Group maintains its priority of bringing the ratio of net debt to GOM to less than 2 at the end of 2008.

The dividend policy remains the same: distribution of 40-45% of organic cash flow to the shareholders.

review by business segment

Personal Communication Services

Revenue from Personal Communication Services (PCS) for the first nine months of 2007 rose to €21.653 billion, an increase of 5.2% on an historical basis and of 5.1% on a comparable basis.

Revenue was €7.546 billion in the third quarter, up 5.6% on an historical basis and up 6.0% on a comparable basis. Markets with high growth potential continued to expand rapidly and generate almost half of the revenue growth in mobile services in the third quarter. The improvement seen in the second quarter in the United Kingdom and Spain continued, driven by strong growth from contract offers. Revenue growth in mature Western European markets was impacted by cuts in call termination rates set by regulators.

The Group had 106.9 million PCS customers, excluding MVNOs, at 30 September 2007, up 15.4% year-on-year on a comparable basis. Growth was particularly strong in the third quarter, with 4.3 million new customers acquired since the end of June.

The number of mobile broadband customers (Edge and UMTS) almost tripled in one year to 10.535 million at 30 September 2007 (including 6.284 million in France), compared to 3.896 million at 30 September 2006 (including 2.522 million in France). The MVNO customer base in Europe rose significantly from 734,000 customers at 30 September 2006 to 1.68 million at 30 September 2007, including 1.24 million in France.

PCS France revenue for the nine-month period totalled €7.385 billion, growth of 0.5% on both an historical and a comparable basis.

Revenue was €2.556 billion in the third quarter, up 1.1% on an historical basis and up 1.2% on a comparable basis. Excluding the impact of the cut in call termination rates, revenue growth was 4.3%, reflecting the growth of the customer base. The total number of customers at 30 September 2007 was 23.504 million, excluding MVNOs, an increase of 4.3% year-on-year.

The customer mix continued to improve:

-	the percentage of contract customers rose 1.6 points to 65.3% at 30 September 2007, compared to 63.7% a year earlier;

-	the number of broadband customers (Edge and UMTS) more than doubled in one year, representing 26.7% of the total customer base at 30 September 2007.

Growth in data services remained strong at 15.8%, driven by the rapid development of non-messaging data services, which grew 26.2%. Revenue from non-messaging data services represented 52% of data services revenue in the third quarter of 2007. Total data services also represented an increasing share of network revenue—17.2% in the third quarter of 2007 compared to 14.9% in the third quarter of 2006.

PCS United Kingdom revenue in the first nine months of 2007 totalled €4.614 billion, up 5.8% on an historical basis and 4.3% on a comparable basis. Revenue in the third quarter was €1.599 billion, up 7.3% on an historical basis and 6.8% on a comparable basis, driven by growth in the number of customers and the development of usage, and partially offset by the cut in call termination and roaming rates.

With 15.400 million customers at 30 September 2007, the customer base was up 1.7% year-on-year. The number of contract subscribers grew strongly, up 10.0% year-on-year, and represented 35.1% of the total customer base at 30 September 2007, up from 32.5% a year earlier. The number of broadband UMTS customers more than doubled in one year to 1.551 million at 30 September 2007.

Revenue from data services for the first nine months of 2007 was up 13.5% year-on-year, reflecting strong growth in non-messaging data services, which rose 36% year-on-year, and to a lesser extent, growth in SMS, which was up 7%. Overall, data services represented nearly 22% of network revenues in the nine month period.

PCS Spain revenue for the nine-month period rose to €2.576 billion, up 2.4% on an historical basis and 3.2% on a comparable basis.

Revenue was €900 million in the third quarter, up 2.1% on an historical basis and up 4.4% on a comparable basis. The impact of the increased number of customers and the development of usage was partially offset by the impact of the cut in call termination rates.

The number of customers—10.921 million at 30 September 2007—was up 5.6% year-on-year on a comparable basis. The number of contract subscribers rose sharply, up 10.9% year-on-year, representing 53.0% of the total customer base at 30 September 2007, compared to 50.5% a year earlier on a comparable basis. Broadband UMTS services continued to grow at a rapid pace with 1.232 million customers at 30 September 2007, up 33.2% in three months.

Nine-month revenue from PCS Poland rose to €1.553 billion, up 8.6% on an historical basis including the favourable impact of the Polish zloty exchange rate, and up 6.2% on a comparable basis.

Revenue totalled €559 million in the third quarter, up 9.6% on an historical basis and up 5.2% on a comparable basis. The impact of the 14.9% growth in the number of customers to 13.487 million customers at 30 September 2007 was partially offset by an 11.5% decrease in ARPU due to the drop in prices for new offers and to the cut in call termination rates.

PCS Rest of World revenue for the first nine months of 2007 rose to €5.673 billion, up 11.5% on an historical basis and 12.6% on a comparable basis.

Revenue was €1.981 billion in the third quarter, up 9.8% on an historical basis and 11.6% on a comparable basis. The customer base continued to grow rapidly with 3.336 million new subscribers added in the third quarter of 2007. The total number of subscribers at 30 September 2007 rose to 43.563 million, an increase of 34.7% year-on-year on a comparable basis. Growth in the customer base was particularly strong in Egypt and Romania.

The impact of growth in the number of subscribers was partially offset by the cut in call termination rates in some countries (including Belgium, Switzerland and Romania) and by greater competitive pressures, especially in the Ivory Coast.

Home Communication Services

Revenue from Home Communication Services (HCS) for the first nine months was €16.84 billion, an increase of 0.6% on an historical basis and a slight decrease of 0.3% on a comparable basis. Revenue was €5.672 billion in the third quarter, up 0.9% on an historical basis and 0.2% on a comparable basis; revenue was down 0.6% in the second quarter and down 0.4% in the first quarter on a comparable basis.

The improvement observed in the third quarter is attributable to the French, Polish and Rest-of-World sub-segments, driven in particular by growth in broadband ADSL services, whereas the downward trend in traditional phone services continued in France and Poland.

Consumer broadband ADSL accesses totalled 11.441 million customers in Europe at 30 September 2007, representing year-on-year growth of 22.4% on a comparable basis. ADSL Multiservices also saw rapid growth (particularly in France) with at 30 September 2007 in Europe, 5.717 million Livebox units, 4.185 million Voice over IP subscribers and 1.017 million ADSL Television subscribers.

HCS France revenue for the first nine months rose to €13.315 billion, up 1.5% on an historical basis and 1.4% on a comparable basis.

HCS France revenue totalled €4.478 billion in the third quarter, up 1.9% on a comparable basis and 1.7% on an historical basis. Growth was fuelled by carrier services while consumer services revenue remained stable as the whole. Gains in broadband ADSL services offset the drop in traditional fixed telephony.

There were a total of 6.902 million consumer broadband ADSL lines at 30 September 2007, representing year-on-year growth of 24.7%. Growth in ADSL Multiservices was also up sharply at 30 September 2007, with:

-	4.692 million Livebox rentals, an increase of 60.1% year-on-year; Livebox units represented more than two thirds of all ADSL accesses at 30 September 2007;

-	3.485 million Voice over IP subscribers, twice the number of a year ago; Voice over IP services represented half of ADSL accesses and more than 74% of Livebox rentals;

-	975,000 ADSL Television subscribers, more than double the figure of a year ago.

Quarterly revenue from traditional phone services was down 16.4% year-on-year, due largely to a drop in call volume. Third quarter 2007 revenue from telephone line rentals dropped as well, down 3.2% compared to the third quarter of 2006. The 9.7% drop in the number of consumer telephone lines year-on-year, due to the growth of total unbundling, wholesale line rentals and naked ADSL2, was offset in part by the positive impact of the July 2007 increase in retail line rental prices.

Carrier Services revenue rose 7.0% on a comparable basis and 1.0% on an historical basis. Services to national operators benefited from the rapid growth of broadband services, with a 37.7% increase in the number of unbundled telephone lines at 30 September 2007 and a 13.5% increase in the number of wholesale ADSL accesses (including naked ADSL). Added to this was the growth in wholesale line rentals. These favourable developments were partially offset by the drop in national interconnection traffic and in services supplied to other business segments of the France Telecom group.

HCS Poland revenue for the first nine months stood at €2.143 billion, down 6.2% on an historical basis and 8.3% on a comparable basis. Third quarter 2007 revenues were €772 million, down 6.8% on a comparable basis and just 2.7% on an historical basis, due to the favourable impact of the Polish zloty exchange rate.

Fixed services in Poland continued to be affected by the migration of usage towards mobile phones and by regulator cuts in call termination rates (cuts of 25% in November 2006 and of 10% in May 2007). These unfavourable factors were partially offset by the growth in ADSL broadband services and in business network management services. Growth was steady in the number of ADSL accesses, which totalled 1.948 million at 30 September 2007, a 26.3% year-on-year increase .

HCS Rest of World revenue for the first nine months totalled €1.580 billion, a 6.4% increase on an historical basis, including full consolidation of the Jordanian operations from 1 July 2006 and consolidation of Ya.com in Spain from 1 August 2007. The favourable impact of these changes in the scope of consolidation was partially offset by the unfavourable impact of exchange rates. On a comparable basis, HCS Rest of World revenues were up 1.7% to 30 September 2007.

Third quarter revenue totalled €551 million, up 4.8% year-on-year on an historical basis and up 1.2% on a comparable basis.

[2]	See glossary.

In Spain, third quarter revenue was up 5.7% on a comparable basis, reflecting ADSL growth of 27% in terms of the number of accesses (on a comparable basis) and the growing share of these sold as unbundled lines, which reached 64.5% of the total at 30 September 2007. At the same time, traditional phone services stabilized, after several quarters of decline.

In the UK, third quarter ADSL revenue was up due to an 11.0% year-on-year increase in the number of accesses and to the growing share of these ADSL accesses sold as unbundled lines, reaching 26.7% of the total at 30 September 2007, compared to 13.7% a year earlier. This offset most of the drop in narrow band Internet and in portal revenues.

In emerging markets, decreasing revenues in Jordan and the Ivory Coast were offset in part by improved sales in Senegal.

Enterprise Communication Services

Enterprise Communication Services (ECS) revenue for the first nine months of 2007 stood at €5.714 billion, an increase of 0.7% year-on-year on an historical basis. This improvement includes the consolidation impact of Diwan, Silicomp and Neocles, offset in large part by the unfavourable effect of exchange rates. On a comparable basis, ECS revenue was stable overall over the first nine months of 2007.

Third quarter revenue totalled €1.914 billion, up 2.3% on a comparable basis (up 3.3% on an historical basis) after having dropped 0.4% in the second quarter and 2.0% in the first quarter.

The third quarter 2007 recovery is attributable in particular to the increase in major services contracts in France and internationally. Traditional data services revenues decreased at a slower pace than in the previous two quarters, reflecting a slowing of migrations to IP network services. Similarly, the downward trend in revenues for traditional telephony in France slowed significantly due to the stabilization of the number of phone lines and a smaller decrease in call volume.

Third quarter revenue from Advanced Business Network services was up 5.6% on a comparable basis and 3.7% on an historical basis. Annual growth in the number of IP-VPN accesses remained brisk at 18.1%, despite the slow-down of migration to IP network services in France; IP-VPN accesses numbered 285,000 at 30 September 2007. Similarly, uptake of the Business Everywhere mobility offer increased 18.2% year-on-year, with 550,000 users in France at 30 September 2007.

Third quarter revenue from Extended Business Services rose 13.0% on a comparable basis which was driven, as in the first half, by the growth of service platforms and customer support centre operations linked to the management of business data networks (the 34.0% increase on an historical basis is largely due to the consolidation of Diwan, Silicomp and Neocles).

The 25.7% increase in revenue from Other Business Services on a comparable basis (up 23.0% on an historical basis) reflects the growth in sales connected with major services contracts in France and in international markets.

Revenue from ICT3 services for the first nine months was up 16.5% on a comparable basis, representing 25.0% of Enterprise Communication Services revenue from external customers, compared to 21.4% for the first nine months of 2006.

principal events and transactions during the third quarter of 2007

•	disposal

-	On 28 September 2007, France Telecom signed an agreement for the sale of its Dutch mobile and Internet operations to Deutsche Telekom AG for a total consideration of €1.33 billion on an enterprise value basis. The proceeds were paid cash upon closing of the transaction which occurred on 1 October 2007.

•	acquisitions and investments

-	In July 2007, Mobistar, 50.2% owned by France Telecom, acquired 90% of the Luxembourg mobile operator VOXmobile for a cash consideration of €80 million.

-	In July 2007, France Telecom acquired indirectly, for a cash consideration of €103 million, an additional stake in Orange Moldova, bringing its total stake to 94.3%.

-	On 31 July 2007, France Telecom acquired a 100% stake in the Spanish company Ya.com for an enterprise value of €320 million. Ya.com is the third-largest broadband operator in Spain.

-	In September 2007, France Telecom entered into exclusive negotiations with the shareholders of TEN, a mobile virtual network operator (MVNO), with a view to taking a controlling stake in the company. Orange already hosts TEN on its mobile network in France.

[3]	See glossary.

schedule of upcoming events

è	6 February 2008: 2007 results
è	7 May 2008: Q1 2008 results
è	31 July 2008: Q2 2008 results
è	30 October 2008: Q3 2008 results

contacts

press contacts: +33 1 44 44 93 93 Béatrice Mandine beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com	financial communication contacts: +33 1 44 44 89 23 Vincent Benoit Vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation prepared for the publication of the third quarter 2007 revenues can be viewed on the France Telecom website at: http://www.francetelecom.com notice

This press release contains forward-looking statements and information on France Telecom’s objectives, in particular for 2007. Although France Telecom believes that these objectives are based on reasonable assumptions, this information is subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include but are not limited to changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

The financial information in this press release is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Markets shares presented in this press release are France Telecom estimates.

Financial data for the third quarter 2006 and the third quarter 2007 and comparable basis data provided in this press release are unaudited.

appendix 1: revenues at 30 September 2007

(in millions of euros)	2007	2006 historical basis	2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
1st quarter
Personal Communication Services	6 931	6 633	6 643	4.5	4.3
France	2 388	2 391	2 391	-0.1	-0.1
United Kingdom	1 489	1 444	1 478	3.1	0.8
Spain	821	803	803	2.3	2.3
Poland	479	452	446	5.9	7.4
Rest of World	1 801	1 592	1 573	13.1	14.5
Eliminations	-47	-49	-48	-5.4	-2.5

Home Communication Services	5 574	5 562	5 597	0.2	-0.4
France	4 405	4 347	4 367	1.3	0.9
Consumer Services	2 370	2 358	2 352	0.5	0.8
Carrier Services	1 483	1 384	1 465	7.2	1.2
Other HCS revenues	552	606	550	-8.8	0.5
Poland	707	787	776	-10.2	-8.9
Rest of World	517	470	497	10.1	4.1
Eliminations	-55	-42	-43	30.4	29.2

Enterprise Communication Services	1 890	1 919	1 928	-1.5	-2.0
Business Network Legacy	944	1 085	1 074	-13.0	-12.1
Advanced Business Network services	477	455	444	5.0	7.5
Extended Business Services	259	182	231	42.8	12.4
Other Business services	209	198	179	5.7	16.9

Inter-segment eliminations	-1 551	-1 498	-1 551	3.6	0.0

Total	12 844	12 616	12 617	1.8	1.8

2nd quarter
Personal Communication Services	7 175	6 796	6 830	5.6	5.1
France	2 441	2 432	2 433	0.4	0.3
United Kingdom	1 526	1 426	1 446	7.0	5.5
Spain	854	830	830	3.0	3.0
Poland	516	469	486	10.1	6.2
Rest of World	1 891	1 691	1 688	11.8	12.0
Eliminations	-53	-52	-52	1.1	1.0

Home Communication Services	5 594	5 565	5 626	0.5	-0.6
France	4 433	4 367	4 375	1.5	1.3
Consumer Services	2 342	2 362	2 356	-0.8	-0.6
Carrier Services	1 521	1 389	1 467	9.5	3.7
Other HCS revenues	569	616	552	-7.6	3.1
Poland	714	756	785	-5.5	-9.0
Rest of World	511	489	511	4.5	-0.1
Eliminations	-65	-48	-46	34.2	41.0

Enterprise Communication Services	1 910	1 901	1 917	0.5	-0.4
Business Network Legacy	913	1015	1 006	-10.1	-9.3
Advanced Business Network	485	467	456	3.9	6.4
Extended Business Services	278	202	246	37.4	13.1
Other Business services	234	216	209	8.0	12.0

Inter-segment eliminations	-1 611	-1 507	-1 568	6.8	2.7

Total	13 068	12 755	12 805	2.5	2.1

(in millions of euros)	2007	2006 historical basis	2006 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
3rd quarter
Personal Communication Services	7 546	7 146	7 120	5.6	6.0
France	2 556	2 529	2 527	1.1	1.2
United Kingdom	1 599	1 491	1 498	7.3	6.8
Spain	900	882	862	2.1	4.4
Poland	559	510	531	9.6	5.2
Rest of World	1 981	1 804	1 775	9.8	11.6
Eliminations	-49	-69	-72	-29.0	-32.5

Home Communication Services	5 672	5 620	5 661	0.9	0.2
France	4 478	4 403	4 395	1.7	1.9
Consumer Services	2 396	2 408	2 417	-0.5	-0.9
Carrier Services	1 555	1 539	1 454	1.0	7.0
Other HCS revenues	527	456	525	15.4	0.3
Poland	722	742	775	-2.7	-6.8
Rest of World	551	526	545	4.8	1.2
Eliminations	-79	-51	-54	53.9	45.0

Enterprise Communication Services	1 914	1 852	1 870	3.3	2.3
Business Network Legacy	897	970	962	-7.5	-6.7
Advanced Business Network	494	476	467	3.7	5.6
Extended Business Services	276	206	244	34.0	13.0
Other Business services	247	201	197	23.0	25.7

Inter-segment eliminations	-1 624	-1 548	-1 602	5.0	1.4

Total	13 508	13 070	13 050	3.3	3.5

Revenues at 30 September

Personal Communication Services	21 653	20 575	20 594	5.2	5.1
France	7 385	7 352	7 351	0.5	0.5
United Kingdom	4 614	4 361	4 422	5.8	4.3
Spain	2 576	2 514	2 495	2.4	3.2
Poland	1 553	1 431	1 462	8.6	6.2
Rest of World	5 673	5 088	5 036	11.5	12.6
Eliminations	-148	-170	-172	-13.0	-14.0

Home Communication Services	16 840	16 747	16 884	0.6	-0.3
France	13 315	13 117	13 137	1.5	1.4
Consumer Services	7 108	7 128	7 125	-0.3	-0.2
Carrier Services	4 559	4 312	4 385	5.7	4.0
Other HCS revenues	1 648	1 678	1 626	-1.8	1.3
Poland	2 143	2 285	2 336	-6.2	-8.3
Rest of World	1 580	1 485	1 553	6.4	1.7
Eliminations	-199	-142	-143	40.2	39.0

Enterprise Communication Services	5 714	5 673	5 715	0.7	0.0
Business Network Legacy	2 754	3 070	3 042	-10.3	-9.5
Advanced Business Network	1 456	1 397	1 367	4.2	6.5
Extended Business Services	814	590	721	37.9	12.9
Other Business services	690	615	585	12.2	18.1

Inter-segment eliminations	-4 786	-4 553	-4 721	5.1	1.4

Total	39 420	38 441	38 471	2.5	2.5

appendix 2: key operational performance indicators for France Telecom

(historical basis)	At 31 March 2006	At 30 June 2006	At 30 Sept. 2006	At 31 Dec. 2006	At 31 March 2007	At 30 June 2007	At 30 Sept. 2007
Customers of the France Telecom Group
Total number of customers* (millions)	146.996	149.001	153.286	158.596	161.081	163.327	167.762
—of which mobile services customers* (millions)	86.466	88.664	92.598	97.633	100.103	102.543	106.875
—of which ADSL customers (millions)	8.141	8.549	9.034	9.656	10.185	10.524	11.441

Personal Communication Services (PCS)
Total number of customers* (millions)	86.466	88.664	92.598	97.633	100.103	102.543	106.875
—of which contract customers (millions)	35.593	36.064	37.227	38.545	39.150	39.989	41.192
—of which broadband customers (millions)	2.244	2.924	3.896	5.771	7.237	8.940	10.535

Personal France
Total number of customers* (millions)	22.458	22.390	22.543	23.268	23.226	23.403	23.504
—of which contract customers (millions)	13.944	14.076	14.352	14.714	14.843	15.050	15.355
—of which broadband customers (millions)	1.506	1.903	2.522	3.595	4.376	5.221	6.284
Overall ARPU (euros)	421	417	413	410	406	403	399
Number of MVNO customers (millions)	0.259	0.431	0.617	0.841	1.001	1.114	1.238
Personal United Kingdom
Total number of customers* (millions)	14.958	14.951	15.140	15.333	15.096	15.165	15.400
—of which contract customers (millions)	4.898	4.731	4.918	4.968	4.970	5.183	5.408
—of which broadband customers (millions)	0.425	0.526	0.728	0.931	1.139	1.368	1.551
Overall ARPU (GBP)	263	261	259	257	257	258	261
Personal Spain
Total number of customers* (millions)	10.534	10.664	10.837	11.114	11.058	10.692	10.921
—of which contract customers (millions)	5.106	5.149	5.223	5.420	5.464	5.621	5.790
—of which broadband customers (millions)	0.123	0.173	0.242	0.422	0.695	0.925	1.232
Overall ARPU (euros)	311	307	303	301	300	301	305
Personal Poland
Total number of customers* (millions)	10.419	11.127	11.738	12.521	12.781	13.056	13.487
—of which contract customers (millions)	4.203	4.363	4.603	4.803	4.987	5.189	5.368
—of which broadband customers (millions)	0.029	0.043	0.061	0.081	0.105	0.131	0.159
Overall ARPU (PLN)	704	686	678	657	633	615	600
Personal Rest of World
Total number of customers* (millions)	28.098	29.532	32.341	35.397	37.942	40.227	43.563
—of which contract customers (millions)	7.442	7.745	8.131	8.641	8.886	8.946	9.271
—of which broadband customers (millions)	0.161	0.279	0.343	0.742	0.922	1.295	1.309

*	Excluding customers of MVNOs

(historical basis)	At 31 March 2006	At 30 June 2006	At 30 Sept. 2006	At 31 Dec. 2006	At 31 March 2007	At 30 June 2007	At 30 Sept. 2007
Home Communication Services (HCS)
Total number of ADSL customers (millions)	8.141	8.549	9.034	9.656	10.185	10.524	11.441
Total number of Liveboxes (millions)	2.407	2.918	3.468	4.146	4.765	5.216	5.717
Total number of Voice over IP customers (millions)	1.408	1.732	2.078	2.536	3.177	3.640	4.185
Total number of TV over ADSL customers (millions)	0.229	0.306	0.426	0.590	0.768	0.872	1.017

Home France
Consumer Market
Total number of fixed line subscribers (millions)	26.645	26.318	25.946	25.470	24.774	23.942	23.442
—of which naked ADSL accesses** (millions)	—	—	0.001	0.054	0.130	0.316	0.628
Number of ADSL customers at end of period (millions)	4.926	5.216	5.536	5.920	6.329	6.575	6.902
ADSL market share at end of period (%) *	49.7	49.7	49.6	49.3	49.2	49.2	49.3
Number of Liveboxes (millions)	2.131	2.515	2.931	3.437	3.916	4.273	4.692
Number of Voice over IP customers (millions)	1.207	1.464	1.731	2.081	2.624	3.017	3.485
Number of TV over ADSL customers (millions)	0.229	0.306	0.421	0.577	0.745	0.837	0.975
Overall ARPU (euros)	27.1	27.2	27.5	28.0	28.6	29.2	29.9
—of which subscription fees (in euros)	12.9	12.9	13.1	13.3	13.5	13.8	14.0
—of which calling services (in euros)	9.2	9.0	8.7	8.5	8.3	8.0	7.9
—of which Internet services (euros)	5.1	5.4	5.8	6.2	6.8	7.4	8.1
Carrier market
Number of unbundled lines (millions)	3.157	3.351	3.513	3.919	4.308	4.547	4.836
—of which total unbundling (millions)	0.953	1.243	1.585	2.109	2.555	2.865	3.215
—of which partial unbundling (millions)	2.204	2.108	1.928	1.810	1.754	1.682	1.621
Wholesale ADSL rental to third party ISPs (millions)	1.789	1.883	1.947	2.079	2.185	2.208	2.209
—of which wholesale naked ADSL rental ** (millions)	—	—	0.006	0.188	0.442	0.643	0.808
Wholesale line rental (millions)	—	0.001	0.016	0.015	0.080	0.449	0.592
Home Poland
Total number of telephone lines (millions)	10.485	10.388	10.275	10.128	9.927	9.802	9.658
Number of ADSL customers (millions)	1.302	1.402	1.543	1.703	1.760	1.864	1.948
Home Rest of World
Number of ADSL customers (millions)	1.912	1.932	1.956	2.033	2.095	2.085	2.591
—of which customers in the UK (millions)	0.986	1.004	1.029	1.063	1.095	1.090	1.142
—of which customers in Spain (millions)	0.586	0.593	0.593	0.640	0.681	0.698	1.156
—of which customers in the Netherlands (millions)	0.340	0.335	0.334	0.330	0.319	0.297	0.293

Enterprise Communication Services
Number of IP-VPN accesses – world (thousands)	214	228	242	256	266	273	285
Number of Business Everywhere customers in France (thousands)	420	443	465	486	505	525	550

*	Company estimates.
**	See glossary.

appendix 3: highlights

october

16/10/07	France – Apple chooses Orange, the leading wireless carrier in France as Exclusive French carrier partner for the revolutionary iPhone when it makes its debut in France on November 29.

10/10/07	Spain – Orange and Vodafone Spain start to share 3G network in 19 provinces covering small, rural towns.

03/10/07	Vietnam – cooperation agreement between France Telecom and the VNPT Group - Vietnamese PhD students to be welcomed and trained by FT and joint working group training on communication technologies september

28/09/07	Netherlands – sale of Orange mobile and internet operations in the Netherlands to Deutsche Telekom for €1.33 billion

26/09/07	Poland – TP has finished its share buy back programme which started on June 14, 2007 : 31 226 759 shares which represents 2,23 % of the total share capital

25/09/07	United Kingdom – Orange teams up with BT Wholesale to provide wholesale landline services to Orange customers

20/09/07	United Kingdom – Orange launches a home landline service and new best value broadband packages

19/09/07	Switzerland – from 2008, Orange Switzerland will be transferring the extension of its mobile network and technical operation and maintenance of the entire network to Alcatel-Lucent.

15/09/07	France – Orange is the 1st operator to enrich 3G+ in France : HSUPA technology enhances the Mobile Broadband offer

12/09/07	Group – France Telecom announces the entrance into exclusive negotiations with French MVNO TEN with a view to taking a controlling stake in the company

10/09/07	United Kingdom – Orange brings Digital TV Service to life. The identity, created by Red Bee Media, will guide viewers around forthcoming films, TV programmes and music videos that will appear on the Orange TV service.

04/09/07	Jordan – transition of all Jordan Telecom Group’s fixed, mobile and internet offers to the single Orange brand and announce of the creation of a Technocentre department in Amman

04/09/07	Poland – TP is reducing the prices for call to mobile networks : Orange, Plus and Era

04/09/07	France – Orange kick off for the Rugby World Cup 2007, with action-packed events at all the grounds from 7 September august

02/08/07	Group - first half 2007 results: revenues up nearly 2%, stabilization of the operating profit and confirmation of the 2007 objectives july

31/07/07	Spain – Orange completes acquisition of Ya.com for €320 millions

27/07/07	France – M6 and Orange : celebration of the millionth customer of their joint M6 mobile by Orange telephony offering

24/07/07	Group – Sony Ericsson and Orange reveal next phase of their music partnership

13/07/07	United Kingdom – Orange UK launches new European call rates

11/07/07	United Kingdom – Orange UK announces the extension of its Business Everywhere range of connectivity solutions.

11/07/07

India – acquisition of GTL’s Enterprise and Managed Services business units in India

Strengthens Orange Business Services footprint as an integrated communications solutions provider in Asia and Asia-Pacific region

04/07/07	Poland – Agreement between Wirtualna Polska and PTK Centertel (operator of the Orange network) for mobile virtual network operator services (MVNO)

02/07/07	France – Signature of an exclusive partnership for a new service by France Télévisions and Orange

All press releases are available on the Group’s websites:

•	www.francetelecom.com

•	www.orange.co.uk

•	www.orange.es

•	www.tp-ir.pl

•	www.orange-business.com

appendix 4 : glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues for the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNOs) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Financial data presented with methods, scope of consolidation and exchange rates that are comparable for the preceding period. Adjusting data given on an historical basis to data given on a comparable basis consists of keeping the results for the most recent period and then restating the results for the corresponding period of the preceding year with comparable methods, scope of consolidation and exchange rates . The method used is to apply to the data of the corresponding period of the preceding year, the same method and scope of consolidation for the most recent period as well as the average exchange rate used for the income statement for the most recent period.

equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

external purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call centre subcontracting expenses, net of capitalized production of goods and services).

gross operating margin (GOM)

Revenues and other operating income less external purchases, other operating expenses and labour expenses (wages and employee benefit expenses). Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin do not include employee profit-sharing or share-based compensation costs.

ICT

Information communication technologies: new information and communication technologies labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses.

markets with high growth potential

Markets with high growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldavia, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Luxembourg, Switzerland and the Netherlands.

MVNO

Mobile virtual network operator: mobile network operator that provides services using third-party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone subscription. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially ones residing in areas where full unbundling is unavailable, to dispense with the traditional telephone subscription.

network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNOs).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the purchase costs for the handsets sold and the commissions paid to distributors less the revenues from the sale of the handsets for each new customer.

subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the purchase costs for the handsets sold and the commissions paid to distributors, less the revenues from the sale of handsets, for each customer renewing a contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 25, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information